UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IMH Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Juniper Capital Partners, LLC

11150 Santa Monica Blvd., Suite 1400

Los Angeles, California 90025

Attn: Mr. Jay Wolf

(310) 633-2365

Copy to:

Kevin S. Masuda, Esq.

Munger, Tolles & Olson LLP

355 South Grand Ave., 35th Floor

Los Angeles, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSON Juniper NVM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,352 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,352 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,352 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.09% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of the Issuer’s Common Stock issuable upon conversion of 1,296,352 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC and shares of the Issuer’s Common Stock issuable upon exercise of a warrant held by Juniper NVM, LLC.
(2)	The percentage reflected above (i) is based on representations made by the Issuer to Juniper NVM, LLC and JCP Realty Partners, LLC, pursuant to a Series B-1 Cumulative Convertible Preferred Stock Exchange and Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546 shares of the Issuer’s Common Stock, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSON JCP Realty Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,308,500 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,308,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.91% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of the Issuer’s Common Stock, issuable upon conversion of 1,308,500 shares of Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.
(2)	The percentage reflected above (i) is based on representations made by the Issuer to the Juniper NVM, LLC and JCP Realty Partners, LLC, pursuant to a Series B-1 Cumulative Convertible Preferred Stock Exchange and Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546 shares of the Issuer’s Common Stock, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSON Juniper Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,604,852 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,604,852 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,604,852 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12% (2)
14	TYPE OF REPORTING PERSON OO’

(1)	Consists of shares of the Issuer’s Common Stock, issuable upon conversion of 2,604,852 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC and JCP Realty Partners, LLC and shares of the Issuer’s Common Stock issuable upon exercise of a warrant held by Juniper NVM, LLC.
(2)	The percentage reflected above (i) is based on representations made by the Issuer to the Juniper NVM, LLC and JCP Realty Partners, LLC, pursuant to a Series B-1 Cumulative Convertible Preferred Stock Exchange and Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546 shares of the Issuer’s Common Stock, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSON Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,604,852 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,604,852 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,604,852 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of the Issuer’s Common Stock, issuable upon conversion of 2,604,852 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC and JCP Realty Partners, LLC and shares of the Issuer’s Common Stock issuable upon exercise of a warrant held by Juniper NVM, LLC.
(2)	The percentage reflected above (i) is based on representations made by the Issuer to the Juniper NVM, LLC and JCP Realty Partners, LLC, pursuant to a Series B-1 Cumulative Convertible Preferred Stock Exchange and Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546 shares of the Issuer’s Common Stock, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 6 of 16 Pages

Item 1.	Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.01 per share (“Common Stock”), of IMH Financial Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7001 N. Scottsdale Road, #2050, Scottsdale, Arizona 85253.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed as a joint statement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Juniper NVM, LLC, a Delaware limited liability company (“Juniper NVM”), JCP Realty Partners, LLC, a Delaware limited liability company (“JCP Realty Partners” and together with Juniper NVM, the “Juniper Entities”), Juniper Capital Partners, LLC, a Delaware limited liability company (“Juniper Capital Partners”), and Jay A. Wolf, a natural person and citizen of the United States (together with Juniper NVM, JCP Realty Partners, and Juniper Capital Partners, the “Reporting Persons”).

(b)	The principal business address of each Reporting Person is 11150 Santa Monica Blvd., Suite 1400, Los Angeles, California 90025.

(c)	Mr. Wolf’s principal occupation is serving as the managing member of Juniper Capital Partners, which is principally engaged in making, holding, managing, and disposing of private equity and real estate investments. Juniper Capital Partners serves as the managing member for each of Juniper NVM and JCP Realty Partners. The principal business of each of Juniper NVM and JCP Realty Partners is making, holding, managing, and disposing of investments in the Issuer. The principal business address of each Reporting Person is 11150 Santa Monica Blvd., Suite 1400, Los Angeles, California 90025

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

JCP Realty Partners may be deemed to beneficially own 1,308,500 shares (the “JCP Conversion Shares”) of Common Stock issuable upon conversion of 1,308,500 shares (the “JCP B-1 Preferred Shares”) of the Issuer’s Series B-1 Cumulative Convertible Preferred Stock held of record by JCP Realty Partners. Juniper NVM may be deemed to beneficially own 2,296,352 shares (the “Juniper NVM Conversion Shares” and together with the JCP Conversion Shares, collectively, the “Conversion Shares”) of Common Stock issuable upon (i) conversion of 1,296,352 shares (the “Juniper NVM B-1 Preferred Shares” and together with the JCP B-1 Preferred Shares, collectively, the “B-1 Preferred Shares”) of the Issuer’s Series B-1 Cumulative Convertible Preferred Stock held of record by Juniper NVM and (ii) exercise of a warrant (the “Warrant”) to purchase 1,000,000 shares of Common Stock (the “Warrant Shares”). Juniper Capital Partners and Mr. Wolf may be deemed to beneficially own 3,604,852 shares of Common Stock through their interests in JCP Realty Partners and Juniper NVM.

JCP Realty Partners received the JCP B-1 Preferred Shares in exchange for an aggregate purchase price of $4,170,494 being paid as follows: (i) 429,270 shares of the Issuer’s Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) held by JCP Realty Partners following the distribution to JCP Realty Partners of an interest in the Issuer’s senior indebtedness (the “Senior Debt”) owed to NWRA Ventures I, LLC (“NW Capital”) and subsequent conversion of such interest in the Senior Debt into shares of Series A Preferred Stock and (ii) $483,381 in cash that was distributed to JCP Realty Partners following the Issuer’s redemption (the “Common Stock Redemption”) of certain shares of the Issuer’s Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock and Class B-4 Common Stock, each par value $0.01 per share, held by Desert Stock Acquisition I, LLC, an affiliate of the Reporting Persons, pursuant to the terms of a Redemption Agreement between the Issuer and Desert Stock Acquisition I, LLC, dated July 24, 2014 (the “Common Stock Redemption Agreement”).

13D	Page 7 of 16 Pages

Juniper NVM received the Juniper NVM B-1 Preferred Shares and the Warrant in exchange for an aggregate purchase price of $4,209,575 being paid as follows: (i) 384,876 shares of the Series A Preferred Stock held by Juniper NVM following the distribution to Juniper NVM of an interest in the Senior Debt and subsequent conversion of such interest in the Senior Debt into shares of Series A Preferred Stock, (ii) $89,917 in cash that was distributed to Juniper NVM following the Common Stock Redemption, and (iii) $7,254 in cash available to Juniper NVM.

The number of shares of Common Stock issuable upon conversion of the B-2 Preferred Shares is subject to adjustment as provided in the Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock and Series B-2 Cumulative Convertible Preferred Stock of the Issuer (the “Certificate of Designation”). The Certificate of Designation provides that each B-1 Preferred Share is convertible, at the election of the holder thereof, into a number of shares of Common Stock determined by dividing (i) the sum of (a) $3.2171 (the “Original Price”) and (b) all accrued and unpaid dividends on the B-1 Preferred Shares by (ii) the then effective conversion price, which is the Original Price, as adjusted from time to time in accordance with the terms of the Certificate of Designation (the “Conversion Price”). In addition, all outstanding B-1 Preferred Shares will automatically be converted into shares of Common Stock at the then effective Conversion Price upon the closing of a sale of shares of Common Stock at a price equal to or greater than two and a quarter times (2.25x) the Original Price (subject to adjustment in accordance with the Certificate of Designation), in a firm commitment underwritten public offering and listing of the Common Stock on a national securities exchange, pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), resulting in at least $75,000,000 of gross proceeds to the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

General

The Juniper Entities acquired the B-1 Preferred Shares and the Warrant, and the Reporting Persons may therefore be deemed to have acquired beneficial ownership of the Conversion Shares, for investment purposes in the ordinary course of business pursuant to the Series B-1 Cumulative Convertible Preferred Stock Exchange and Subscription Agreement, dated July 24, 2014 (the “Exchange Agreement”), between the Issuer, JCP Realty Partners and Juniper NVM.

In a series of transactions consummated simultaneously with the closing of the Juniper Entities’ acquisition of the B-1 Preferred Shares, and in connection with the refinancing of the Issuer’s senior indebtedness (the “Senior Debt”) owed to NWRA Ventures I, LLC (“NW Capital”), the Issuer issued and sold, in exchange for cash, an aggregate of 5,595,148 shares (the “B-2 Preferred Shares”) of its Series B-2 Cumulative Convertible Preferred Stock (the “Series B-2 Preferred Stock” and, together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”) to SRE Monarch, LLC (“SRE Monarch”), which is not an affiliate of any Reporting Person. The issuance to the Juniper Entities of the B-1 Preferred Shares, the simultaneous issuance of the B-2 Preferred Shares to SRE Monarch, the Common Stock Redemption, the refinancing of the Senior Debt and related transactions are referred to collectively as the “Refinancing Transaction.”

The transactions contemplated by the Exchange Agreement will result, or have resulted, in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the present board of directors and management of the Issuer (the “Board”), changes in the present capitalization and dividend policy of the Issuer, changes in the Issuer’s charter and bylaws of the (including changes that may impede the acquisition of control of the Issuer by a third party), and may result in the acquisition of beneficial ownership of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their respective beneficial ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Exchange Agreement (including the Refinancing Transaction), the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Preferred Directors and Voting Rights

Pursuant to the Certificate of Designation, for so long as the Juniper Capital Partners, its affiliates and transferees (collectively, “Juniper”) own at least 50% of the B-1 Preferred Shares, the holders of the B-1 Preferred Shares, voting as a single class, will be entitled to elect one member of the Issuer’s Board (the “Series B-1 Director”). The Certificate of Designation also provides that, for so long as Juniper Capital Partners, its affiliates and transferees and SRE Monarch, its affiliates and transferees (collectively, “Singerman”) own at least 50% of the B-1 Preferred Shares and B-2 Preferred Shares, respectively, the holders of the B-1 Preferred Shares and the holders

13D	Page 8 of 16 Pages

of the B-2 Preferred Shares, will have the right to elect an additional director (the “Series B Director”), who will be independent and serve on the audit and compensation committees of the Board. In the event Singerman ceases to own at least 50% of the B-2 Preferred Shares, and Juniper continues to own 50% of the B-1 Preferred Shares, Juniper will be entitled to designate the Series B Director. In the event of a vacancy in the director position held by the Chief Executive Officer of the Issuer, the holders of at least 85% of the then outstanding Series B Preferred Stock (the “Required Holders”) will be entitled to fill such vacancy until a replacement Chief Executive Officer is hired by the Issuer.

The Certificate of Designation obligates the Issuer to use its best efforts to cause the nomination of a person designated by Juniper as the Series B-1 Director and a person designated by the mutual consent of Juniper and Singerman as the Series B Director. Juniper has designated Mr. Wolf as the initial Series B-1 Director and Juniper and Singerman have mutually designated Lori Wittman as the initial Series B Director. Each of Mr. Wolf and Ms. Wittman was appointed to the Board in connection with the Refinancing Transaction.

In addition to the foregoing rights, except as otherwise required by applicable law, the holders of Series B Preferred Stock have the right to vote with the holders of the Issuer’s voting common stock on an as-converted basis on all matters on which holders of the voting common stock are entitled to vote. In addition, except with the vote of the Required Holders, the Certificate of Designation provides that the Issuer may not amend, waive or repeal any provision of its certificate of incorporation or bylaws in a manner adverse to the holders of Series B Preferred Stock or enter into any agreement or plan of merger or consolidation with any other entity, unless, upon the consummation of such transaction, the Series B Preferred Stock remains outstanding and unchanged or is converted into equity interests of the surviving entity having the same relative rights, powers, preferences and privileges as provided in the Certificate of Designation.

Ranking and Dividends

The Certificate of Designation provides that, subject to the rights of holders of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), to receive a special dividend pursuant to the Issuer’s certificate of incorporation, or the rights of any class of Senior Preferred Stock (as defined below) or Parity Stock (as defined below) approved by the Required Holders, all shares of the Issuer’s capital stock will be junior in rank to the Series B Preferred Stock with respect to dividends, distributions and payment upon the liquidation of the Issuer, certain mergers involving the Issuer, the sale of substantially all of the Issuer’s assets and certain changes in control of the Issuer. Without the prior written consent of the Required Holders, the Certificate of Designation prohibits the Issuer from authorizing or issuing any shares of capital stock that rank (i) senior to the shares of Series B Preferred Stock in respect of the preferences as to dividends, distributions or payments upon a liquidation event, deemed liquidation event or redemption (collectively, the “Senior Preferred Stock”) or (ii) pari passu to the shares of Series B Preferred Stock in respect of the preferences as to dividends, distributions or payments upon a liquidation event, deemed liquidation event or redemption (collectively, the “Parity Stock”).

The Certificate of Designation provides that each holder of a share of Series B Preferred Stock will be entitled to receive preferential dividends out of funds legally available therefor in an amount per share equal to (i) 8% of the Original Price per annum, (ii) 13% of the Original Price per annum immediately upon the occurrence of a Noncompliance Event (as defined in the Certificate of Designation and described below) and, (iii) 18% of the Original Price per annum, if a Noncompliance Event remains uncured for a period of 180 days following a demand that the Series B Preferred Stock be redeemed, in each case, compounded quarterly. Dividends on each share of Series B Preferred Stock commenced accruing on July 24, 2014, are cumulative and accrue whether or not declared, and will be payable in cash, quarterly in arrears when, as and if declared by the Board.

Subject to the right of the holders of the Class B Common Stock to receive a special dividend pursuant to the Issuer’s certificate of incorporation, no dividend (other than dividends payable in shares of voting common stock) may be paid on any capital stock of the Issuer during any fiscal year unless all accrued dividends on the Series B Preferred Stock have been paid in full, except that, commencing with the fiscal quarter ending September 30, 2014, the Certificate of Designation permits the Board to authorize quarterly dividends on the Issuer’s voting common stock of up to $375,000 in aggregate, plus an amount to be paid to holders of the Series B Preferred Stock equal to the dividends that would have been payable to holders of the Series B Preferred Stock had such shares been converted into Common Stock; provided that certain conditions are satisfied, including, with respect to any such dividend payable after March 31, 2015, that the Issuer has had earnings before interest, taxes depreciation and amortization (EBITDA) of greater than $12 million in the aggregate over the four most recently completed fiscal calendar quarters.

13D	Page 9 of 16 Pages

In the event a special dividend is declared with respect to the Class B Common Stock, the holders of Series B Preferred Stock will be entitled to receive additional dividends on an “as converted” basis.

Without the prior written consent of the Required Holders of the Series B Preferred Stock, neither the Issuer nor any of its subsidiaries will be permitted to, (i) declare or pay any dividends on or make any other distribution in respect of any interest in it, (ii) make any capital contribution to or purchase, redeem, acquire or retire any securities in any entity, or (iii) cause or permit any reduction or retirement of the capital stock, partnership interests, membership interests of the Issuer and its subsidiaries, as applicable, subject to certain exceptions.

Liquidation Preference

In the event of a liquidation of the Issuer, certain mergers involving the Issuer, the sale of substantially all of the Issuer’s assets and certain changes in control of the Issuer, the Certificate of Designation provides that the holders of Series B Preferred Stock will be entitled to be paid (out of available assets of the Issuer), and subject to the rights of any Senior Preferred Stock or Parity Stock, but before any payment to the holders of any other shares of the Issuer’s capital stock, an amount per share equal to 150% of the sum of (i) the Original Price, plus (ii) any dividends accrued and unpaid on the Series B Preferred Stock, whether or not declared. However, if a share of Series B Preferred Stock would be entitled to an amount greater than such liquidation preference if it had been converted into a share of Common Stock immediately prior to the applicable event, the share of Series B Preferred Stock will be entitled to the amount it would have received on an as-converted basis.

Preemptive Rights

Subject to limited exceptions described in the Certificate of Designation, each holder of 10% or more of the outstanding shares of Series B Preferred Stock at the time of any future issuance of equity capital stock of the Issuer will have the preemptive right to purchase its pro rata share of equity capital stock of the Issuer issued in connection with such transaction.

Redemption; Noncompliance Events

The Certificate of Designation provides that each holder of Series B Preferred Stock may require the Issuer to redeem such holder’s Series B Preferred Stock at any time after July 24, 2019 for a redemption price determined in accordance with the Certificate of Designation. If at any time a holder of Series B Preferred Stock holds less than 15% of the shares issued to it in connection with the transactions reported herein, the Issuer may redeem such holder’s Series B Preferred Stock for a redemption price determined in accordance with the Certificate of Designation. The Required Holders may also demand that the Issuer redeem the Series B Preferred Stock following a Noncompliance Event. Pursuant to the Certificate of Designation, “Noncompliance Events” include the following:

•	the Issuer fails (i) to pay the full dividend on the Series B Preferred Stock for a fiscal quarter within thirty days following the end of such fiscal quarter; (ii) to consummate a redemption of the Series B Preferred Stock within ninety days of a demand for a required redemption of the Series B Preferred Stock; or (iii) to redeem the Series B Preferred Stock on the thirtieth day after the Issuer delivers notice of an optional redemption; (iv) to comply with the terms of the Certificate of Designation or other agreements entered into with the holders of Series B Preferred Stock in connection with the issuance thereof;

•	the Issuer or, subject to certain exceptions, any of its subsidiaries is the subject of a bankruptcy, receivership, liquidation or assignment for the benefit of creditors;

•	the Issuer or any of its subsidiaries is in default with respect to certain indebtedness and such default is not cured within thirty days;

•	judgments in excess of $2,000,000 in the aggregate are entered against the Issuer or any of its subsidiaries if the judgments are not appealable or otherwise released or cured within 90 days, except for judgments approved by the Board of Directors;

•	the Issuer fails to timely comply with its reporting obligations under the Exchange Act

•	the Issuer fails to cause the nomination of a Series B-1, B-2, or Series B Director in accordance with the Certificate of Designation; or

•	certain legal proceedings are commenced against the Issuer or its subsidiaries.

13D	Page 10 of 16 Pages

Required Liquidation

Under the Certificate of Designation, if at any time the Issuer is not in compliance with certain of its obligations to the holders of the Series B Preferred Stock and the Issuer fails to pay (i) full dividends on the Series B Preferred Stock for two consecutive fiscal quarters or (ii) the redemption price for Series B Preferred Stock within 180 days following the later of (x) demand therefor resulting from such non-compliance and (y) July 24, 2019, unless the Required Holders elect otherwise, then the Issuer will be required to use its best efforts to commence a liquidation of the Issuer.

Restrictive Covenants

The Certificate of Designation includes several covenants applicable to the Issuer and its subsidiaries, including agreements to furnish an annual budget to the holders of Series B Preferred Stock, and agreement by the Issuer not to take certain actions without the consent of the Required Holders. For additional information regarding such covenants, please see the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014.

Investment Committee

The Certificate of Designation provides that the Series B-1 Director and Series B-2 Director (collectively, the “Committee Preferred Members”), along with the Issuer’s Chief Executive Officer (if then serving as a director of the Issuer), will serve as members of the investment committee of the Board (the “Investment Committee”). At any time that no Final Noncompliance Event (as defined in the Certificate of Designation) has occurred and is continuing, each of the Committee Preferred Members shall have  1⁄2 vote and the Chief Executive Officer member of the Investment Committee shall have one vote. If the Investment Committee is asked to act upon an investment for which a Committee Preferred Member has an affiliate that would receive an origination fee in connection with such investment, such Committee Preferred Member shall be deemed disqualified with respect to the deliberations and vote of the Investment Committee thereon. Such Committee Preferred Member shall have the sole power to select an independent director to serve as a replacement for purposes of such deliberations and vote on such investment.

Changes in Management

In connection with the Refinancing Transactions, William Meris resigned as the Issuer’s President and Chief Executive Officer. In addition, Mr. Meris and Steven Darak resigned as members of the Board. Upon the closing of the Refinancing Transaction, Lawrence Bain was appointed Chief Executive Officer of the Issuer and Chairman of the Board. In addition, six individuals, including Mr. Wolf and Ms. Wittman, were appointed to the Board.

The Certificate of Designation requires approval of the Required Holders of Series B Preferred Stock in connection with the entry into, amendment or termination of any employment agreement between the Issuer (or any subsidiary of the Issuer) and any key employee, except in limited circumstances involving the death, incapacity or resignation of the key employee.

Refinancing

The Juniper Entities acquired the B-1 Preferred Shares and the Warrant in connection with the Refinancing Transaction, pursuant to which the Issuer amended its loan agreement with, and its related promissory note in favor of, NW Capital. As described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014, the Issuer has indicated that it intends to either pay off from its own liquidity (depending upon availability) or enter into a new senior secured credit facility to refinance the remaining obligations to NW Capital as soon as practicable following the closing of the Refinancing Transaction.

Bylaw Amendments

As a condition to the closing of the Juniper Entities’ acquisition of the B-1 Preferred Shares and the Warrant, the Issuer adopted its Third Amended and Restated Bylaws (the “Bylaws”), primarily to conform the Issuer’s existing bylaws to the certificate of incorporation of the Issuer, as modified by the Certificate of Designation.

The Certificate of Designation, Bylaws, and Exchange Agreement are filed as Exhibits 1, 2, and 4, respectively, to this Schedule 13D. The summary contained herein of the Certificate of Designation, Bylaws, and Exchange Agreement is qualified in its entirety by reference to the full text of each such document.

13D	Page 11 of 16 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	Based upon representations and warranties made by the Issuer to the Juniper Entities in the Exchange Agreement, and after giving effect to the Issuer’s redemption of 319,484 shares of Class B Common Stock pursuant to the Common Stock Redemption Agreement, as of July 24, 2014, there were 15,244,062 shares of Common Stock outstanding (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock issued and outstanding as of such date). Based on the foregoing, (i) the 1,308,500 shares of Common Stock, consisting of shares of Common Stock issuable upon conversion of the JCP B-1 Preferred Shares, that JCP Realty Partners may be deemed to beneficially own represented approximately 7.91% of the Common Stock outstanding as of such date, (ii) the 2,296,352 shares of Common Stock, consisting of shares of Common Stock issuable upon conversion of the Juniper NVM B-1 Preferred Shares and exercise of the Warrant, that Juniper NVM may be deemed to beneficially own represented approximately 13.09% of the Common Stock outstanding as of such date, and (iii) the 3,604,852 shares of Common Stock referred to in the foregoing clauses (i) and (ii) that Juniper Capital Partners and Mr. Wolf may be deemed to beneficially own represented approximately 19.12% of the Common Stock outstanding as of such date.

(b)	The JCP B-1 Preferred Shares are held of record by JCP Realty Partners and, as such, JCP Realty Partners may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, all of the JCP Conversion Shares. The Juniper NVM B-1 Preferred Shares are held of record by Juniper NVM and, as such, Juniper NVM may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, all of the Juniper NVM Conversion Shares. Juniper Capital Partners, as the managing member of each of JCP Realty Partners and Juniper NVM, and Mr. Wolf, as the managing member of Juniper Capital Partners, may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, all of the Conversion Shares.

(c)	Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is incorporated herein by reference.

Investors’ Rights Agreement

On July 24, 2014, the Juniper Entities entered into an Investors’ Rights Agreement (the “Rights Agreement”) with the Issuer and SRE Monarch. Pursuant to the Rights Agreement, the Juniper Entities and SRE Monarch have certain demand and other registration rights to cause the shares of Series B Preferred Stock and shares of Common Stock issuable upon conversion thereof to be registered under the Securities Act.

Pursuant to the Rights Agreement, at any time after any of the Issuer’s equity securities are listed on a national securities exchange, a person holding at least 15% of the Series B Preferred Stock, or if none, the holders of 50% of the registrable securities (each, a “Major Investor”), will have the right to demand that the Issuer register the resale (in an underwritten offering or otherwise) of that person(s)’ registrable securities; provided that any demand for registration of the registrable securities on Form S-11 may only be requested if the registration of the shares is reasonably expected to result in aggregate gross cash proceeds in excess of $10,000,000. Additionally, within forty five days following the conversion of all Series B Preferred Stock into Common Stock, or following the written commitment of a Major Investor to convert all of its shares of Series B Preferred Stock into Common Stock, the Issuer agrees to register the resale (in an underwritten offering or otherwise) of the registrable securities pursuant to Rule 415 under the Securities Act.

The Rights Agreement also provides that, whenever the Issuer proposes to register any of its equity securities under the Securities Act (other than pursuant to a demand registration or a registration statement on Form S-8 or Form S-4), or otherwise proposes to offer any of its equity securities under the Securities Act in an underwritten offering either for its own account or for the account of one or more securityholders and the Issuer is eligible to use a registration form for such offering that may be used for the registration of registrable securities, the Issuer will, subject to certain exceptions, be required to include the registrable securities in such registration statement to the extent requested by the holders thereof.

13D	Page 12 of 16 Pages

The registration rights included in the Rights Agreement are subject to various conditions as set forth in the Rights Agreement. The Rights Agreement also contains customary indemnification provisions with respect to information included in any registration statement filed thereunder.

Indemnification Agreement

On July 24, 2014, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with Mr. Wolf. Pursuant to the Indemnification Agreement, the Issuer, upon an Indemnification Event (as defined in the Indemnification Agreement), has agreed to indemnify and hold harmless Mr. Wolf, to the fullest extent permitted by law, against any and all losses and expenses actually and reasonably incurred by Mr. Wolf or on his behalf in connection with such Indemnification Event; provided that Mr. Wolf acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Issuer, and, with respect to any criminal proceeding, only if he had no reasonable cause to believe his conduct was unlawful. The Indemnification Agreements also provides for indemnification: if Mr. Wolf is, or is threatened to be made, a party to or a participant in any proceeding by or in the right of the Issuer to procure a judgment in its favor; for expenses to the extent Mr. Wolf is wholly or partly successful in any proceeding, including settlement or judgments; and for expenses to the extent Mr. Wolf is, by reason of his corporate status with the Issuer, a witness in any proceeding to which Mr. Wolf is not a party.

Consulting Agreement

On July 24, 2014, JCP Realty Advisors, LLC (the “Consultant”), an affiliate of the Reporting Persons, entered into a Consulting Services Agreement (the “Consulting Agreement”) with the Issuer. Pursuant to the Consulting Agreement, the Consultant shall provide, upon the request of the Issuer, strategic and business development advice to the Issuer and the Consultant shall be paid an annual base consulting fee of $600,000. In addition to the annual base consulting fee, (a) if the Issuer or any of its affiliates makes or enters into any loan or investment in preferred equity or mezzanine securities and such loan or investment arose from an opportunity identified by the Consultant, the Issuer will be obligated to pay to the Consultant: (i) a fee equal to 1.5% of the gross amount of any such loan or investment that has a scheduled maturity date of greater than two years; and (ii) a fee equal to 1% of the gross amount of any such loan that has a scheduled maturity of two years or less and (b) upon the disposition of certain assets held by the Company as of December 31, 2010, the Issuer will be obligated to pay to the Consultant a fee equal to 5.5% of the excess of the realized gross recovery value of such assets over 110% of the carrying value of such assets as of December 31, 2010. The initial term of the agreement expires on July 24, 2017 (the “Initial Term”). Upon expiration of the Initial Term, provided that the Consulting Agreement has not been terminated by the parties, the Consulting Agreement will be extended automatically for successive two year terms (each, a “Renewal Term”), unless either party thereto gives written notice of non-renewal at least 270 days prior to the expiration of the Initial Term or the applicable Renewal Term.

The Rights Agreement, the form of the Indemnification Agreement and the Consulting Agreement are filed as Exhibits 3, 5 and 6, respectively, to this Schedule 13D. The summary contained herein of each such agreement is qualified in its entirety by reference to the full text of each such agreement.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock and Series B-2 Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference to Exhibit 3.1 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 2	Third Amended and Restated Bylaws of IMH Financial Corporation (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 3	Investors’ Rights Agreement by and among IMH Financial Corporation, JCP Realty Partners, LLC, Juniper NVM, LLC and SRE Monarch, LLC, dated July 24, 2014 (incorporated by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 4	Series B-1 Cumulative Convertible Preferred Stock Exchange and Subscription Agreement, dated July 24, 2014, between IMH Financial Corporation, JCP Realty Partners, LLC and Juniper NVM, LLC (incorporated by reference to Exhibit 10.5 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

13D	Page 13 of 16 Pages

Exhibit 5	Form of Indemnification Agreement by IMH Financial Corporation (incorporated by reference to Exhibit 10.10 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 6	Consulting Agreement, dated July 24, 2014, between IMH Financial Corporation and JCP Realty Advisors, LLC (incorporated by reference to Exhibit 10.7 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 7	Joint Filing Agreement, dated August 25, 2014, among the Reporting Persons.

13D	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014

JUNIPER NVM, LLC

By:	Juniper Capital Partners, LLC
Its:	Managing Member

By:	/s/ Jay Wolf
Name:	Jay Wolf
Title:	Managing Member

JCP REALTY ADVISORS, LLC

By:	Juniper Capital Partners, LLC
Its:	Managing Member

By:	/s/ Jay Wolf
Name:	Jay Wolf
Title:	Managing Member

JUNIPER CAPITAL PARTNERS, LLC

By:	/s/ Jay Wolf
Name:	Jay Wolf
Title:	Managing Member

/s/ Jay Wolf JAY WOLF

13D	Page 15 of 16 Pages

Exhibit Index

Exhibit 1	Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock and Series B-2 Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference to Exhibit 3.1 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 2	Third Amended and Restated Bylaws of IMH Financial Corporation (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 3	Investors’ Rights Agreement by and among IMH Financial Corporation, JCP Realty Partners, LLC, Juniper NVM, LLC and SRE Monarch, LLC, dated July 24, 2014 (incorporated by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 4	Series B-1 Cumulative Convertible Preferred Stock Exchange and Subscription Agreement, dated July 24, 2014, between IMH Financial Corporation, JCP Realty Partners, LLC and Juniper NVM, LLC (incorporated by reference to Exhibit 10.5 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 5	Form of Indemnification Agreement by IMH Financial Corporation (incorporated by reference to Exhibit 10.10 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 6	Consulting Agreement, dated July 24, 2014, between IMH Financial Corporation and JCP Realty Advisors, LLC (incorporated by reference to Exhibit 10.7 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 7	Joint Filing Agreement, dated August 25, 2014, among the Reporting Persons.